Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext.227
rvieira@equitytransfer.com

REVISED 2

VIA ELECTRONIC TRANSMISSION

May 16, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:

METALLICA RESOURCES INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that the Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual & Special Meeting of Shareholders for METALLICA RESOURCES INC.
1.	ISIN:	CA59125J1205
	CUSIP:	59125J120

2.	Date Fixed for the Meeting:	June 17, 2008

3.	Record Date For Notice:	May 16, 2008

4.	Record Date For Voting:	May 16, 2008

5.	Beneficial Ownership Determination Date:	May 16, 2008

6.	Classes or Series of Securities that entitle the
	holder to receive Notice of the Meeting:	WARRANTS

7.	Business to be conducted at the meeting:	Annual & Special

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY
Per

Margaret Wolyniec
Administrator, Client Services